Filed by Texas Ventures Acquisition III Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Texas Ventures Acquisition III Corp

Commission File No.: 001-42609

On September 14, 2026, Plus Automation, Inc., distributed the below newsletter, including information relating to its recently announced business combination agreement with Texas Ventures Acquisition III Corp.

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Momentum Newsletter

September 14, 2026

It’s been a busy summer here at PlusAI. From announcing our plans to become a publicly listed company to working to expand our role in the Physical AI ecosystem, we’re continuing to push ahead on our commercialization plans. We’re excited about the momentum we’re building and the opportunities ahead to bring autonomous trucking to scale.


Nasdaq Congratulates
PlusAI
on their Announced
Business Combination Agreement
with Texas Ventures Acquisition III
PlusAI
Nasdaq

Latest from PlusAI

PlusAI Announces Plans to Become a Publicly Listed Company
PlusAI announced a definitive agreement to become publicly listed through a business combination with Texas Ventures Acquisition III Corp., in a transaction valuing PlusAI at approximately $800 million pre-money. The transaction potentially brings up to approximately $300 million in capital between $60+ million of fully committed financing and the Texas Ventures

Acquisition III Corp trust of approximately $236 million. This will support PlusAI’s execution of its commercialization roadmap, including continued OEM integration and the targeted 2027 launch of factory-built autonomous trucks powered by SuperDrive™. With $25 million in revenue already generated through HyperFoundry™ and $40-50 million in contracted revenue targeted for 2026, the transaction represents another important milestone in PlusAI’s evolution from technology development to scaled commercial deployment. [Press Release] PlusAI Joins Arm Total Design for Physical AI Program PlusAI has joined Arm’s Total Design for Physical AI program as an inaugural member, becoming part of an ecosystem of companies working to accelerate the development and deployment of Physical AI. The program connects capabilities across the technology stack, from cloud and AI software to compute, operating systems, sensors, tools, and devices to help enable increasingly sophisticated Physical AI systems. PlusAI’s participation reinforces the company’s position at the forefront of Physical AI and its commitment to collaborating across the ecosystem to advance the next generation of intelligent machines. [Arm] CFO Bryant Park Shares Outlook for AVs at Canaccord Growth Conference At the Canaccord Growth Conference, PlusAI CFO Bryant Park discussed the company’s growth strategy, capital-efficient business model, secured distribution channels, and opportunity to scale autonomous trucking. Bryant highlighted the growing demand for autonomous solutions as the trucking industry faces persistent driver shortages and increasing pressure to move freight more efficiently. He also outlined how PlusAI’s technology and business model are designed to support scalable commercial deployment, reinforcing the company’s confidence in the long-term opportunity ahead. PlusAI Participates in the Southeast Commercial Motor Vehicle Summit. PlusAI’s VP of Policy and Government Affairs Earl Adams, Jr. participated in the Southeast Commercial Motor Vehicle Summit, engaging with industry leaders and policymakers on the future of commercial transportation and the role autonomous technology can play in improving the safety, efficiency, and resilience of freight movement. He also shared how PlusAI is working closely with OEM partners like International to safely deploy autonomous trucks at scale in the U.S.

Industry Insights U.S. Department of Transportation Unveils National Automated Vehicle Strategy The U.S. Department of Transportation has released a new National Automated Vehicle Strategy focused on creating the regulatory certainty and interoperability needed to accelerate AV deployment. The framework recognizes that while safety and innovation remain foundational, consistent rules and standards will be critical to enabling AV systems to scale across state lines, transportation networks, and operating environments. For autonomous trucking, greater regulatory clarity and interoperability could help unlock long-term investment, accelerate deployment, and support the transition from individual pilots to scaled commercial operations. [Department of Transportation] Federal Officials Close 110 CDL Schools in Crackdown on Training Fraud The Federal Motor Carrier Safety Administration (FMCSA) has removed 110 commercial driver’s license training schools from its registry as part of a nationwide crackdown on fraud and safety violations. FMCSA is also auditing third-party CDL skills testers and has proposed removing more than 160 additional training providers. The crackdown could add pressures to driver qualification and safety in the trucking industry, further highlighting the potential for autonomous trucking to address critical driver shortage and safety challenges. [Commercial Carrier Journal] Did You Know

Double the Use, Double the Productivity One of the biggest potential benefits of autonomous trucking is the ability to double truck utilization. Without the same human-driver time constraints, autonomous trucks could operate for significantly longer periods, thereby increasing freight capacity and the productivity of each vehicle. Truck drivers today average about 100,000 miles per year, but autonomous trucks can drive about 250,000 miles per year. Reuters recently described this as the possibility of turning trucks into “near-continuous-use assets.” [Reuters] PlusAI, Inc., 2953 Bunker Hill Ln, Suite 305, Santa Clara, California 95054, USA Unsubscribe Manage preferences